SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	October	2016
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – Neovasc to Present Tiara and Reducer Data at TCT in Washington DC

Document 1

Neovasc to Present Tiara and Reducer Data at TCT in Washington DC

NASDAQ: NVCN
TSX: NVC

VANCOUVER, Oct. 26, 2016 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) outlined today its notable presentations at the upcoming annual Transcatheter Cardiovascular Therapeutics (TCT) symposium, the world's largest educational meeting specializing in interventional cardiovascular medicine in Washington, DC from October 29 to November 2, 2016.

On October 31, Dr. Anson Cheung will be providing an update on the Tiara transcatheter mitral valve clinical program.  Tiara devices are currently being implanted under compassionate use in several geographies, as well as in the TIARA-I Early Feasibility Trial, a multinational, multicenter trial being conducted in the US, Europe and Canada. The trial is assessing the safety and performance of the Tiara mitral valve system and the implantation procedure in high-risk surgical patients suffering from severe mitral regurgitation (MR).

Also on October 31, Dr. Gregg Stone will be highlighting Reducer's clinical results in treating refractory angina.  Reducer, CE-marked in Europe, is a medical device that provides relief of severe angina symptoms by increasing pressure in the coronary sinus, thus redistributing blood flow into the ischemic heart muscle. Placement of the Reducer is performed using a minimally invasive transvenous procedure that is similar to implanting a coronary stent and is completed in approximately 20 minutes.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products in development include the Tiara™, for the transcatheter treatment of mitral valve disease and the Neovasc Reducer™ for the treatment of refractory angina. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations: Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 07:00e 26-OCT-16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: October 26, 2016	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer